File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2004

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F [ X ]              Form 40-F [   ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes [  ]                      No [ X ]

CONTENTS

Documents Attached:

* Press Information dated May 11th., 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A. DE C.V.

By     /s/ Claudio L. Del Valle Cabello
       ___________________________
Name:    Claudio L. Del Valle Cabello
Title:      Attorney in Fact

Date: May 11th., 2004

Press Release

Vitro Closes Securitization Transaction for US$40 Million

* Transaction enhances liquidity position of its U.S. Flat Glass Business Unit

Garza Garcia, Nuevo Leon, Mexico, May 11, 2004.- Vitro, S.A. de C.V. (NYSE: VTO and BMV: VITROA) announced today that it successfully closed a securitization transaction with ABN AMRO Bank and Finacity as the arranger. The three-year agreement is expected to provide Vitro cash proceeds of up to US$40 million through the ongoing purchase, without recourse, of trade receivables generated by its flat glass operations in the U.S.

"We are pleased with the results of this arrangement, which is in line with Vitro´s financial strategic goals. The transaction offers better terms than our previous securitization arrangement by providing an additional approximate amount of US$10 million to Vitro America, our U.S. flat glass unit. This allows us to enhance Vitro America´s liquidity position and maintain its financial flexibility,” said Alvaro Rodriguez, Vitro´s Chief Financial Officer.

“We are very proud to have served Vitro in a complex transaction designed to maximize liquidity, minimize cost-of-funds, while reducing the ongoing administrative burden,” said Adrian Katz, Chief Executive Officer, Finacity. “This funding facility for Vitro further demonstrates the strengths of Finacity’s capabilities and strategic partnerships.”

Vitro, through its subsidiary companies, is one of the world’s leading glass producers. Vitro is a major participant in three principal businesses: flat glass, glass containers and glassware. Vitro serves multiple product markets, including construction and automotive glass; food and beverage, wine, liquor, cosmetics and pharmaceutical glass containers; glassware for commercial, industrial and retail uses, and aluminum containers. Founded in 1909 in Monterrey, Mexico-based Vitro has joint ventures with major world-class partners and industry leaders that provide its subsidiaries with access to international markets, distribution channels and state-of-the-art technology. Vitro’s subsidiaries have facilities and distribution centers in eight countries, located in North, Central and South America, and Europe, and export to more than 70 countries worldwide.

Finacity is a company that specializes in the provision of efficient receivables funding and state-of-the-art servicing and collections. Finacity’s offering can include both the domestic and international receivables of its clients. The strategic partners who founded and funded Finacity include ABN AMRO Bank, Bank of America, Euler Hermes ACI, Amroc Investments and eVolution Venture Partners, a venture capital firm backed by Kleiner Perkins Caufield & Byers, Bain & Co., and the partners of Texas Pacific Group. Finacity’s headquarters are located in New York City. For more information about Finacity, please visit www.finacity.com

For more information on ABN AMRO, please visit www.abnamro.com

For more information, please contact:

(Media Monterrey): Albert Chico Smith Vitro, S. A. de C.V. +52 (81) 8863-1335 achico@vitro.com	(Media Mexico D.F.): Eduardo Cruz Vitro, S. A. de C.V. +52 (55) 5089-6904 ecruz@vitro.com	(Financial Community): Beatriz Martinez/Alejandro Doehner Vitro, S. A. de C.V. +52 (81) 8863-1210 bemartinez@vitro.com adoehner@vitro.com	(U.S. Contacts): Alex Fudikidis/Susan Borinelli Breakstone & Ruth Int. (646) 536-7012 / 7018 afudukidis@breakstoneruth.com sborinelli@breakstoneruth.com